Jaguar Mining Inc.

Consolidated Financial Statements

December 31, 2011 and 2010

1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors. These financial statements and all other information have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment. In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements. The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee. The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management. These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

/s/ Gary E. German	/s/ Gil Clausen

Gary E. German	Gil Clausen
Chairman of the Board	Director

/s/ John Andrews	/s/ James M. Roller

John Andrews	James M. Roller
Director	Chief Financial Officer

March 23, 2012

2

KPMG llp
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jaguar Mining Inc.

We have audited the accompanying consolidated balance sheets of Jaguar Mining Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These financial statements are the responsibility of Jaguar Mining Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaguar Mining Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jaguar Mining Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 23, 2012 expressed an unqualified opinion on the effectiveness of Jaguar Mining Inc.’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 23, 2012

2

KPMG llp
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jaguar Mining Inc.

We have audited Jaguar Mining Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jaguar Mining Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting in its annual report on Form 40-F for the year ended December 31, 2011. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jaguar Mining Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jaguar Mining Inc. of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years ended December 31, 2011 and December 31, 2010, and our report dated March 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 23, 2012

2

JAGUAR MINING INC.

Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

		December 31, 2011	December 31, 2010	January 1, 2010
			Note 21	Note 21

Assets
Current assets:
Cash and cash equivalents	Note 18	$74,475	$39,223	$121,256
Inventory	Note 4	34,060	31,495	36,986
Prepaid expenses and sundry assets	Note 5	25,541	24,523	19,050
Derivatives	Note 6(a)	-	168	1,280
		134,076	95,409	178,572

Prepaid expenses and sundry assets	Note 5	48,068	48,582	35,837
Net smelter royalty	Note 17(d)(iv)	-	1,006	1,006
Restricted cash	Note 7	909	908	108
Property, plant and equipment	Note 8	388,675	348,815	262,748
Mineral exploration projects	Note 9	88,938	74,658	62,236

		$660,666	$569,378	$540,507

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$34,922	$25,232	$21,346
Notes payable	Note 10	22,517	26,130	5,366
Income taxes payable		18,953	16,677	15,641
Reclamation provisions	Note 11	2,082	2,167	510
Other provisions	Note 12	4,347	2,621	1,546
Deferred compensation liabilities	Note 15	2,953	2,436	-
Other liabilities		1,475	704	-
		87,249	75,967	44,409

Notes payable	Note 10	228,938	140,664	125,483
Option component of convertible notes	Note 6(b)	79,931	28,776	75,356
Deferred income taxes	Note 13	8,635	215	450
Reclamation provisions	Note 11	15,495	17,960	10,008
Deferred compensation liabilities	Note 15	2,270	4,829	8,876
Other liabilities		339	497	738
Total liabilities		422,857	268,908	265,320

Shareholders' equity:
Share capital	Note 14(a)	370,043	369,747	365,667
Stock options	Note 14(b)	14,207	13,054	14,762
Contributed surplus		3,414	1,901	1,167
Deficit		(149,855)	(84,232)	(106,409)
Total equity attributable to equity shareholders of the Company		237,809	300,470	275,187

Commitments	Notes 6,20
Subsequent events	Notes 17,22
		$660,666	$569,378	$540,507

On behalf of the Board:

Gary E. German	Director

Gil Clausen	Director

John Andrews	Director

The accompanying notes are an integral part of these consolidated financial statements.

3

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

		Year Ended December 31, 2011	Year Ended December 31, 2010
			Note 21

Gold sales		$243,137	$170,788
Production costs		(153,331)	(119,124)
Stock-based compensation	Notes 14(b),15	(347)	(482)
Depletion and amortization		(46,107)	(38,577)
Gross profit		43,352	12,605

Operating expenses:
Exploration		1,953	3,553
Stock-based compensation	Notes 14(b),15	2,970	(1,300)
Administration		25,506	20,600
Management fees	Note 17(d)(i)	3,016	1,131
Amortization		1,249	560
Other		2,596	5,051
Total operating expenses		37,290	29,595

Income (loss) before the following		6,062	(16,990)

Loss (gain) on derivatives	Note 6(a)	420	(705)
Loss (gain) on conversion option embedded in convertible debt	Note 6(b)	32,250	(46,580)
Foreign exchange loss (gain)		8,480	(1,244)
Accretion expense	Note 11	2,454	1,517
Interest expense		27,001	16,836
Interest income		(9,237)	(3,870)
Gain on disposition of property	Note 10(b)	(2,029)	(6,794)
Other non-operating expense recoveries		453	313
Total other expenses (income)		59,792	(40,527)

Income (loss) before income taxes		(53,730)	23,537
Income taxes	Note 13
Current income taxes		3,450	1,616
Deferred income taxes (recoveries)		8,443	(256)
Total income taxes		11,893	1,360

Net income (loss) and comprehensive income (loss) for the year		$(65,623)	$22,177

Basic and diluted earnings (loss) per share	Note 16	$(0.78)	$0.26

Weighted average number of common shares outstanding - basic	Note 16	84,386,569	84,152,914
Weighted average number of common shares outstanding - diluted	Note 16	84,386,569	85,132,068

The accompanying notes are an integral part of these consolidated financial statements.

4

JAGUAR MINING INC.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

		Common Shares		Stock Options		Contributed Surplus	Deficit	Total
		#	$	#	$	$	$	$

Balance, January 1, 2010	Note 21	83,714,648	365,667	4,596,500	14,762	1,167	(106,409)	275,187
Exercise of stock options	Note 14(b)	659,000	4,080	(659,000)	(1,185)	-	-	2,895
Vested options expired upon termination	Note 14(b)	-	-	(160,000)	(734)	734	-	-
Stock-based compensation	Note 14(b)	-	-	-	211	-	-	211
Net income	Note 21	-	-	-	-	-	22,177	22,177
Balance, December 31, 2010	Note 21	84,373,648	369,747	3,777,500	13,054	1,901	(84,232)	300,470

Balance, January 1, 2011	Note 21	84,373,648	369,747	3,777,500	13,054	1,901	(84,232)	300,470
Stock options granted	Note 14(b)	-	-	880,000	2,798	-	-	2,798
Exercise of stock options	Note 14(b)	36,000	296	(36,000)	(132)	-	-	164
Vested options expired	Note 14(b)	-	-	(575,000)	(1,363)	1,363	-	-
Vested options expired upon termination	Note 14(b)	-	-	(41,500)	(150)	150	-	-
Net loss		-	-	-	-	-	(65,623)	(65,623)
Balance, December 31, 2011		84,409,648	370,043	4,005,000	14,207	3,414	(149,855)	237,809

The accompanying notes are an integral part of these consolidated financial statements.

5

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Year Ended December 31, 2011	Year Ended December 31, 2010
			Note 21

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the year		$(65,623)	$22,177
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange loss		11,618	303
Stock-based compensation expense (recovery)		3,317	(818)
Interest expense		27,001	16,836
Accretion of interest income		(188)	(188)
Accretion expense		2,454	1,517
Income taxes (recovered)		(140)	(256)
Deferred income taxes		8,443	-
Depletion and amortization		47,356	39,137
Write-down on Sabará property		-	313
Unrealized loss on derivatives		168	1,111
Unrealized loss (gain) on option component of convertible note		32,250	(46,580)
Loss on disposition of property, plant and equipment		1,618	1,922
Gain on disposition of mineral property		-	(4,625)
Inventory write-down		2,242	-
Impairment mineral exploration projects		528	-
Reclamation expenditure (recovery)		(556)	(1,662)
		70,488	29,187
Change in non-cash operating working capital:
Inventory		286	8,064
Prepaid expenses and sundry assets		(8,845)	(12,607)
Accounts payable and accrued liabilities		8,419	4,516
Income taxes payable		2,416	1,037
Other provisions		1,725	1,075
Deferred compensation liabilities		(2,570)	(546)
		71,919	30,726
Financing activities:
Issuance of common shares		164	2,895
Increase in restricted cash		-	(801)
Repayment of debt		(24,163)	(4,158)
Increase in debt		115,313	31,100
Interest paid		(13,276)	(9,173)
Other liabilities		613	463
		78,651	20,326
Investing activities:
Mineral exploration projects		(15,723)	(12,373)
Purchase of property, plant and equipment		(95,107)	(121,058)
Proceeds from disposition of property, plant and equipment		365	145
Proceeds from disposition of mineral property		-	1,250
		(110,465)	(132,036)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents		(4,853)	(1,049)
Increase (decrease) in cash and cash equivalents		35,252	(82,033)
Cash and cash equivalents, beginning of year		39,223	121,256
Cash and cash equivalents, end of year		$74,475	$39,223

Supplemental cash flow information	Note 18

The accompanying notes are an integral part of these consolidated financial statements.

6

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

1.	Nature of Business:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a company domiciled in Canada. The address of the Company’s registered office is 100 King Street West, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1.

These consolidated financial statements of the Company as at and for the years ended December 31, 2011 and December 31, 2010 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

The activities of the Company are directed towards developing and operating mineral projects in Brazil.

2.	Basis of Preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1, First Time Adoption of International Financial Reporting Standards has been applied. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 21.

These consolidated financial statements were authorized for issue by the Board of Directors on March 23, 2012.

(b)	Basis of measurement:

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and liabilities associated with certain long-term incentive plans, which are stated at fair value.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

7

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact these consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized in these consolidated financial statements are discussed below:

(i)	IFRS 1 elections on transition to IFRS:

IFRS 1 elections have been applied by management where applicable to the Company’s consolidated financial statements. These elections impact the Company’s retrospective application of IFRS. (See Note 21.)

(ii)	Unit of production depletion and amortization:

The Company’s mineral exploration projects and mining properties are depleted and amortized on a unit-of-production basis, using the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plans due to reductions in the price of gold or unexpected production costs increases thereby resulting in the amount of reserves expected to be recovered to be reduced, the Company could be required to write-down the carrying value of its mineral exploration projects and mining properties and would be required to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

(iii)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value. Production costs charged to earnings include labour, benefits, material and other product costs. The assumptions used in the impairment assessment of gold in process inventory include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumed gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventory, which could reduce the Company’s earnings and working capital.

8

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(iv)	Mine reserve estimates:

A mine reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the Company’s mining properties. In order to calculate reserve estimates, estimates and assumptions are required about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. The Company is required to determine and report mine reserves in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum standards.

Estimates of mine reserves may change as estimates and assumptions change and as additional geological data is generated during the course of operations. Changes in mine reserve estimates may affect carrying values of the Company’s inventory, property, plant and equipment, mineral exploration projects, reclamation provisions and deferred income taxes.

(v)	Capitalization of mineral exploration projects:

The Company’s accounting policy for exploration costs results in certain items being capitalized according to the expected recoverability of the projects. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the costs, a judgment is made that recovery of the costs is unlikely, the relevant capitalized amount will be written off to earnings.

(vi)	Production start date:

The Company assesses the stage of each mineral exploration project to determine when a mine is substantially complete and ready for its intended use. Once this stage is obtained, amortization of the mine will commence. The Company considers various criteria to assess when the mine has reached the production stage, including completion of a reasonable amount of testing of the mine plant and equipment, and the ability to sustain ongoing production of gold in a saleable form. The judgment used to apply these criteria could impact the amortization commencement date.

(vii)	Reclamation provision:

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful lives. The Company recognizes management’s estimates of the fair values of liabilities for reclamation provisions in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the period is expensed. Over time, the reclamation provision will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

9

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(viii)	Stock-based compensation:

The Company includes an estimate of forfeitures, share price volatility, expected life and risk-free interest rates in the calculation of the liability for certain long-term incentive plans. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact the carrying value of the deferred compensation liability, mineral exploration projects, inventory and earnings.

(ix)	Determination of functional currency:

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s gold sales, production and operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Capitalization of borrowing costs:

Borrowing costs are identified for capitalization to property, plant and equipment construction projects until such time that the constructed asset is substantially complete and ready for its intended use. Borrowing costs related to specific borrowings are identified for capitalization to mineral exploration projects until such time that the mine is substantially complete and ready for its intended use. Amounts to be capitalized are estimated based on costs incurred to date and the interest rate of specific borrowings or the weighted average borrowing costs of general borrowings. The judgment used to identify mines or assets that require capitalization of borrowing costs could impact the carrying value of those assets, depletion and amortization and interest expense.

(xi)	Identification of impairment:

The Company considers, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, or property, plant and equipment. For producing mining properties, this assessment is based on the expected future cash flows to be generated from the asset. For non-producing mining properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral explorations projects, or property, plant and equipment, which would reduce the Company’s earnings and net assets.

(xii)	Recoverable taxes:

In Brazil, the Company is due refunds of certain taxes based on consumption, of which the timing of realization is uncertain. If these recoverable taxes are not collected, it could reduce the carrying value of these assets.

10

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(xiii)	Deferred taxes:

The Company recognizes the deferred tax benefit related to tax assets and tax losses to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit and expected timing of reversals of existing temporary differences. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from tax assets and tax losses.

3.	Significant Accounting Policies:

(a)	Existing accounting policies:

(i)	Basis of consolidation:

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents. Cash held on deposit as security is classified as restricted cash.

(iii)	Short-term investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as fair value through profit or loss (“FVTPL”) and recorded at fair value.

(iv)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value. Production costs include direct labour, employee benefits, direct material and other direct product costs including depletion and amortization. Net realizable value represents estimated selling price in the ordinary course of business, less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of weighted average cost, and net realizable value.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

11

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(v)	Net smelter royalty:

The Company records its net smelter royalty at cost. Amortization of the net smelter royalty is calculated on a unit of production basis. Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(vi)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded over the estimated useful lives of the assets, after taking into account residual values as follows:

Processing plants	- over plant life, straight line
Vehicles	- 5 years, straight line
Equipment	- 5 -10 years, straight line
Leasehold improvements	- over term of lease, straight line
Mining properties	- unit-of-production method[1]

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Amortization is adjusted prospectively if there is a change in useful lives, reserve base or residual values.

1Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves and the portion of mineralization expected to be classified as reserves.

(vii)	Impairment:

The carrying value of all categories of property, plant and equipment, mineral exploration projects and net smelter royalty are reviewed at each reporting date for impairment whenever events or circumstances indicate the recoverable amount may be less than the carrying amount. The recoverable amount is the greater of its value-in-use and its fair value less cost to sell.

Value-in-use is based on estimates of discounted future cash flows expected to be recovered from an asset or the smallest group of assets that largely generates independent cash inflows (cash generating units or “CGUs”) through their use. Estimated future cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs. Once calculated, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense.

An impairment loss is recognized when the carrying value of an asset held for use exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. Impairment losses are recognized in other expenses. Assumptions, such as gold price, discount rate, foreign exchange rate and expenditures underlying the fair value estimates are subject to risks and uncertainties. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

12

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or amortization, if no impairment loss had been recognized.

(viii)	Mineral exploration projects:

The Company classifies exploration costs as green field or brown field according to the expected recoverability of the projects. Green field exploration costs are exploration costs from the first evaluation of the target area through to the completion of a scoping study. All costs related to green field are expensed and included in exploration costs in the consolidated statements of operations and comprehensive income (loss).

Exploration costs incurred subsequent to confirmation of an area’s potential, are classified as brown field exploration costs. The Company considers its brown field exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers brown field exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production.

After a mine property has been brought into development the related costs will be transferred to property, plant and equipment. When specific properties have been brought into production the deferred costs will be amortized on a unit of production basis based on their estimated economic lives or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.

The recoverability of the amounts shown for mineral exploration projects is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related impairment provisions are written off.

(ix)	Income taxes:

Income taxes expense comprises current and deferred income taxes. Income taxes expense is recognized in the statements of operations and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity.

Current income taxes

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred income taxes

The Company accounts for deferred income taxes under the asset and liability method. Under this method of tax allocation, deferred income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).

13

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Deferred income taxes are measured using the tax rates that are expected to be in effect when the temporary differences are likely to reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect on deferred income tax assets and liabilities of a change in tax rates is included in earnings in the period in which the change is substantively enacted. The amount of deferred income tax assets recognized is limited to the amount that is probable to be realized.

(x)	Reclamation provisions:

The Company recognizes a provision arising from legal and constructive obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. A reclamation provision is a monetary item that is recorded in the period in which it is incurred and is estimated based on the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices adjusted for inflation. These estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability. When the reclamation provision is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. The Company amortizes the amount added to the asset using the amortization method established for the related asset. The amortization expense is included in the statements of operations and comprehensive income (loss) and accounted for in depletion and amortization. An accretion expense in relation to the discounted provision over the remaining life of the mining properties is accounted for in the statements of operations and comprehensive income (loss) and added to the reclamation provision. The provision is adjusted at the end of each reporting period to reflect the passage of time, changes in foreign exchange rates, specific risks and changes in the estimated future cash flows underlying the obligation. Upon settlement of the liability, a gain or loss is recorded.

(xi)	Other provisions:

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.  The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation and is measured using the present value of cash flows estimated to settle the present obligation.

(xii)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries. Monetary assets and liabilities of the Company's Brazilian operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Foreign currency gains and losses are recognized in earnings.

(xiii)	Revenue recognition:

The Company produces gold doré which is further refined by a third party. Revenue from gold doré is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

14

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(xiv)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 14 and 15 to the 2011 annual financial statements. The Company accounts for all equity-settled stock-based payments using a fair value based method incorporating the Black-Scholes model.

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period. The amount recognized as an expense is adjusted to reflect any changes in the Company’s estimate of the shares that will eventually vest and the effect of any non-market vesting conditions.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period at fair value. Any gains or losses on re-measurement are recorded in the statements of operations and comprehensive income (loss). For any changes in the estimated forfeiture of the awards, the accrued compensation cost will be adjusted in the period of the change of estimate.

Share-based payment arrangements in which the Company receives goods or services as consideration are measured at the fair value of the good or service received, unless that fair value cannot be estimated reliably.

(xv)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings (loss) per share by the application of the treasury method. The computation of diluted earnings (loss) per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

(xvi)	Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a future economic benefit to the mineral property. Charges represent a future economic benefit to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. The Company capitalizes costs related to future economic benefits to the mineral property. The charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

(xvii)	Financial instruments - recognition and measurement:

The Company classifies all financial instruments as either held-to-maturity, fair value through profit or loss “(FVTPL”), loans and receivables, available-for-sale, or other financial liabilities.

•	Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to earnings in the period in which they arise.

•	FVTPL financial instruments are carried at fair value with changes in fair value charged or credited to earnings in the period in which they arise.

15

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

•	Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to earnings using the effective interest method. Impairment losses are charged to net earnings (loss) in the period in which they arise.

•	Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings (loss) in the period in which they arise.

•	Other financial liabilities are initially measured at cost or amortized cost, net of transaction costs and any embedded derivatives that are not closely related to the financial liability, depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at December 31, 2011:

Cash and cash equivalents	Loans and receivables
Restricted cash	Loans and receivables
Loan receivable	Loans and receivables
Derivative assets and liabilities	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities
Other provisions	Other financial liabilities
Notes payable	Other financial liabilities
Option component of convertible notes	FVTPL

The Company has used certain derivative financial instruments, principally forward sales contracts and commodity option contracts to manage commodity price exposure on gold sales and forward foreign exchange contracts to manage exposure to changes in foreign exchange rates. Derivative financial instruments are used for risk management purposes and not for generating trading profits. Derivative financial instruments are not accounted for as hedges. Unrealized gains and losses on the derivative financial instruments are recognized in the statements of operations and comprehensive income (loss). Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(xviii)	Borrowing costs:

Borrowing costs directly related to the financing of qualifying capital projects under construction are added to the capitalized cost of those projects during the construction phase, until such time that the assets are substantially ready for their intended use or sale which in the case of mining properties is when they are capable of commercial production. Specific borrowings to finance a project are capitalized as the actual borrowing costs are incurred. Interest expense on general borrowings is capitalized to qualifying capital projects using a weighted average of the borrowing costs applicable to the Company during the period.

All other borrowing costs, including the foreign currency translation on the principal borrowed, are recognized in the statements of operations and comprehensive income (loss) in the period in which they are incurred.

16

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(b)	Accounting standards and interpretations issued but not yet implemented:

Recently issued but not adopted accounting guidance includes IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.

IFRS 9 Financial Instruments replaces the guidance in IAS 39: Financial Instruments Recognition and Measurement on the classification and measurement of financial assets. Financial assets will be classified into one of two categories on initial recognition: financial assets measured at amortized cost or financial assets measured at fair value. IFRS 9 also adds guidance on the classification and measurement of financial liabilities. Under IFRS 9, changes in fair value attributable to changes in credit risk for financial liabilities measured at fair value under the fair value option will be recognized in other comprehensive income (“OCI”), with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value. This new standard is applicable, for accounting periods beginning January 1, 2015. The Company is assessing the impact of IFRS 9 on its results of operations and financial position and will adopt IFRS 9 in its financial statements effective January 1, 2015.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a material impact on the financial statements.

IFRS 11 Joint Arrangements requires that the accounting for joint arrangements be determined by the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. Under IFRS 11, entities must now use the equity method to account for their interest in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. This new standard is applicable for accounting periods beginning January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements and will adopt IFRS 11 in its financial statements effective January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning January 1, 2013. The Company currently does not expect that IFRS 12 will have a material impact on the financial statements.

17

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

IFRS 13 Fair Value Measurement replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. The Company intends to adopt IFRS 13 in its financial statements for the annual period beginning on January 1, 2013. The Company currently does not expect that IFRS 13 will have a material impact on the financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. The new interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. It considers when and how to account separately for benefits arising from the stripping activity and how to measure these benefits both initially and subsequently. The benefits include usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. It prescribes that the costs of stripping activity be accounted for in accordance with the principles of IAS 2 Inventories to the extent that the benefit from the stripping activity is realized in the form of inventory produced. On the other hand, the cost of stripping activity which provides a benefit in the form of improved access to ore is recognized as a non-current 'stripping activity asset' when specified criteria are met. The Company intends to adopt IFRIC 20 in its financial statements for the annual period beginning on January 1, 2013. The Company currently does not expect that IFRIC 20 will have a material impact on the financial statements.

4.	Inventory:

Inventory is comprised of the following:

			January 1,
	2011	2010	2010
Raw materials	$3,409	$3,267	$2,341
Mine operating supplies	11,534	8,565	7,718
Ore stockpiles	2,395	1,653	8,514
Gold in process	16,722	18,010	18,413
	$34,060	$31,495	$36,986

Depletion and amortization costs included in inventory
Ore stockpiles	$960	$443	$2,512
Gold in process	4,808	4,726	4,303
	$5,768	$5,169	$6,815

Stock-based compensation costs included in inventory
Ore stockpiles	$(12)	$1	$108
Gold in process	(28)	54	227
	$(40)	$55	$335

18

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

During the fourth quarter of 2011, a write-down of ore stockpiles and gold in process inventory to net realizable value of $2.2 million was recorded at the Paciência property.

5.	Prepaid Expenses and Sundry Assets:

			January 1,
	2011	2010	2010

Advances to suppliers	$376	$1,098	$591
Recoverable taxes	64,731	65,583	51,171
Sundry receivables from related parties Note 17(d)	1,266	352	418
Other	7,236	6,072	2,707
	$73,609	$73,105	$54,887
Less:
Long-term recoverable taxes	$47,718	$48,344	$35,401
Sundry receivables from related parties Note 17(d)	350	227	217
Other	-	11	219
	$48,068	$48,582	$35,837
Current portion of prepaid expenses and sundry assets	$25,541	$24,523	$19,050

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods. As at December 31, 2011, total recoverable taxes denominated in Brazilian reais (R$) amounted to R$121.4 million ($64.7 million), (December 31, 2010 – R$109.3 million ($65.6 million)); (January 1, 2010 – R$89.1 million ($51.2 million)).

Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Brazilian Resources Inc. (“BZI”) related parties (Note 17(d)). BZI is a founding shareholder of the Company and PCO is controlled by IMS Empreendimentos Ltda. (“IMS”), a founding shareholder of the Company.

6.	Risk Management Policies:

(a)	Derivative financial instruments:

(i)	Commodity option contracts:

During the year ended December 31, 2011, the Company sold European style commodity gold call options. As at December 31, 2011 no put and call gold option contracts were outstanding (December 31, 2010 - $nil; January 1, 2010 - $nil). Included in loss on derivatives for the year ended December 31, 2011 is $194,000 of realized losses on commodity option derivatives (year ended December 31, 2010 - $686,000 of losses).

19

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(ii)	Forward foreign exchange contracts:

As at December 31, 2011, the Company had no forward foreign exchange contracts outstanding.

As at December 31, 2011, derivative assets include $nil of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2010 – gains of $168,000; January 1, 2010 – gains of $1.3 million). Included in loss on derivatives are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	2011	2010
Unrealized loss	$168	$1,111
Realized loss (gain)	$58	$(2,502)
	$226	$(1,391)

The terms of the bank agreement required funds to be held on deposit as collateral at December 31, 2011. As at December 31, 2011, $800,000 of cash was restricted for this facility (December 31, 2010 – $800,000; January 1, 2010 – $nil).

(b)	Financial instruments:

(i)	Credit risk:

Credit risk arises from cash held with banks, derivative financial instruments with positive fair values and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the U.S. The Company manages its credit risk by entering into transactions with high-credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt or payment from a financial institution must be received prior to or at the time of shipment of the gold.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 19. The Company has $46.8 million of working capital as at December 31, 2011 (December 31, 2010 – $19.4 million, January 1, 2010 – $134.2 million). Accounts payable and accrued liabilities, current portion of notes payable, other provisions and current taxes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in Note 20.

20

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(iii)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, recoverable taxes, accounts payable and accrued liabilities, notes payable, taxes payable, reclamation and other provisions, and deferred compensation liabilities.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2011 and December 31, 2010 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Impact of Change to 2011 Foreign Exchange Gain (Loss)	Impact of Change to 2010 Foreign Exchange Gain (Loss))
U.S. dollar per Brazilian reais	10% change in Brazilian reais	$5,606	$5,420
U.S. dollar per Canadian dollar	10% change in Canadian dollar	$81	$208

(iv)	Interest rate risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 100% of its debt with interest rates ranging from 0% to 6.35% per annum (2010 – 0% to 6.35% per annum).

(v)	Price risk:

The Company is exposed to price risk with respect to gold prices on gold production. The Company’s policy is not to hedge gold sales and had no gold hedges in place as of December 31, 2011. The current intent is that its forecasted gold sales will remain unhedged (Note 6 (a)(i)).

(vi)	Stock-based compensation risk:

The Company is exposed to the risk of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain stock-based compensation programs. These programs, as described in Note 15 include Deferred Stock Units (“DSUs”), Restricted Stock Units (“RSUs”) and Share Appreciation Rights (“SARs”). Under the program, the DSUs and RSUs represent rights to receive cash settlement from the Company equivalent to the market price of the common shares on the date of exercise. The SARs represent rights to receive cash settlement from the Company equivalent to the amount by which the market price of the Company’s common shares at the time of exercise exceeds the market price of such shares at the time of grant. For the year ended

21

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

December 31, 2011, a strengthening of $1.00 in the price of the Company’s common shares would have had an unfavourable impact of approximately $1.8 million (2010 - $2.2 million) in income before income taxes. For the year ended December 31, 2011, a weakening of $1.00 in the price of the Company’s common shares would have had a favourable impact of approximately $1.6 million (2010 - $2.1 million).

(vii)	Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

a.	Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.	Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 – one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2011 and December 31, 2010 are as follows:

December 31, 2011
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

None	$-	$-	$-

December 31, 2010
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives
Forward foreign exchange contracts	$-	$168	$-

22

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

December 31, 2011
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$79,931

December 31, 2010
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$28,776

The option components of the convertible notes (Note 10) are fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, that are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at December 31, 2011 and December 31, 2010 with all other variables held constant. It shows how the option component of the convertible notes and net income would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Pre-tax Impact of Change as at December 31, 2011	Pre-tax Impact of Change as at December 31, 2010

Volatility	5% increase	$5,138	$3,559

	5% decrease	$(5,274)	$(2,934)

Credit spread	1% increase	$826	$636

	1% decrease	$(861)	$(661)

The carrying amount of the option components of the convertible notes was $79.9 million at December 31, 2011 (December 31, 2010 - $28.8 million; January 1, 2010 - $75.4 million). The change in fair value of $32.3 million for the year ended December 31, 2011 is shown as a loss on conversion option embedded in convertible debt in the statements of operations and comprehensive income (loss) (December 31, 2010 - $46.6 million gain.)

23

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents[1]	$74,475	$74,475	$39,223	$39,223
Restricted cash[1]	909	909	908	908
Loan receivable from related party[3]	950	950	-	-
Derivatives[2]
Forward foreign exchange contracts	-	-	168	168

Financial Liabilities
Accounts payable and accrued liabilities[1]	34,922	34,922	27,853	27,853
Other provisions[4]	4,347	4,347	2,621	2,621
Notes payable[3]	251,455	223,750	166,794	150,162
Option component of convertible notes[5]	79,931	79,931	28,776	28,776
Deferred compensation liabilities[6]	5,223	5,223	7,265	7,265

1.	Cash and cash equivalents and restricted cash are recorded at their carrying values. The carrying value of accounts payable and accrued liabilities approximate their fair values due to their immediate or short term to maturity.
2.	The fair value of derivative contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated as follows:
•	For forward foreign exchange contracts by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).
•	For options using a modified Black-Scholes model.
3.	The fair value of the loan receivable and notes payable is based on their market price, if available. If a market price is not available then the fair value is determined by discounting the future cash assets or liabilities at the current market rate of interest available to the Company.
4.	The carrying value of other provisions approximates fair value and is determined by discounting the future expected cash outflows where losses are probable.
5.	The option component of the convertible notes (Note 10) is recorded at fair value. Fair value of the conversion option feature is measured using the Crank-Nicolson model.
6.	The fair value of stock appreciation rights (“SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period. The carrying values, measured using intrinsic value, of the Deferred Stock Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximates their fair values.

7.	Restricted Cash:

As at December 31, 2011, $109,000 was held in a Certificate of Deposit as security for corporate credit cards (2010 - $108,000; January 1, 2010 - $108,000). In addition, as at December 31, 2011, $800,000 was restricted as collateral for the foreign exchange contracts (2010 - $800,000; January 1, 2010 - $nil) (Note 6(a)(ii)).

24

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

8.	Property, Plant and Equipment:

Property, Plant and Equipment	Processing plant	Vehicles	Equipment	Leasehold improvements	Assets under construction	Mining properties	Total
Cost
Balance at January 1, 2010	$13,500	$6,225	$120,756	$426	$17,055	$169,146	$327,108
Additions	80	5,096	24,658	4	40,728	60,043	130,609
Disposals	(12)	(67)	(2,426)	(40)	-	-	(2,545)
Constructed assets completed	165	1,430	45,979	1,818	(49,392)	-	-
Balance at December 31, 2010	$13,733	$12,684	$188,967	$2,208	$8,391	$229,189	$455,172

Balance at January 1, 2011	$13,733	$12,684	$188,967	$2,208	$8,391	$229,189	$455,172
Additions	112	1,794	15,217	536	16,015	59,632	93,306
Disposals	-	(114)	(1,538)	-	(961)	-	(2,613)
Reclassify within PPE	20	78	17,785	-	(11,673)	(6,210)	-
Reclassify from MEP	-	-	-	-	-	1,098	1,098
Balance at December 31, 2011	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963

Accumulated amortization and impairment
Balance at January 1, 2010	$5,866	$3,056	$22,025	$203	$-	$33,210	$64,360
Amortization for the year	920	1,785	15,297	215	-	24,409	42,626
Eliminated on disposal	-	(49)	(540)	(40)	-	-	(629)
Balance at December 31, 2010	$6,786	$4,792	$36,782	$378	$-	$57,619	$106,357

Balance at January 1, 2011	$6,786	$4,792	$36,782	$378	$-	$57,619	$106,357
Amortization for the year	1,003	2,344	21,022	585	-	27,581	52,535
Eliminated on disposal	-	(95)	(509)	-	-	-	(604)
Balance at December 31, 2011	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288

Carrying amounts
At January 1, 2010	$7,634	$3,169	$98,731	$223	$17,055	$135,936	$262,748
At December 31, 2010	$6,947	$7,892	$152,185	$1,830	$8,391	$171,570	$348,815

At January 1, 2011	$6,947	$7,892	$152,185	$1,830	$8,391	$171,570	$348,815
At December 31, 2011	$6,076	$7,401	$163,136	$1,781	$11,772	$198,509	$388,675

(a)	Mining properties:

As at December 31, 2011, mining properties include the following properties which are in production, or are under development:

(i)	Turmalina Project – Turmalina and Satinoco mines:

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party. The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

(ii)	Paciência Project - Santa Isabel, Palmital, Marzagão, Ouro Fino, Chame and Bahu mines:

The Company has an agreement with AngloGold to pay a sliding scale Net Smelter Royalty (“NSR”), from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the Santa Isabel property, based on precious metal prices at the time of production (Note 9(a)).

(iii)	Caeté Project - Roça Grande and Pilar mines:

The Company is required to pay royalties of 0.5% of revenue to the land owners of the Pilar mine site.

25

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

9.	Mineral Properties:

Mineral Exploration Projects	Paciência	Turmalina	Caeté	Gurupi	Total
Carrying amount at January 1, 2010	$2,276	$2,855	$14,248	$42,857	$62,236
Additions	368	4,519	3,106	4,429	12,422
Carrying amount at December 31, 2010	$2,644	$7,374	$17,354	$47,286	$74,658

Carrying amount at January 1, 2011	$2,644	$7,374	$17,354	$47,286	$74,658
Additions	972	1,491	654	12,790	15,907
Impairment loss	-	-	(529)	-	(529)
Reclassify to PP&E	-	-	(1,098)	-	(1,098)
Carrying amount at December 31, 2011	$3,616	$8,865	$16,381	$60,076	$88,938

(a)	Paciência Project:

The Paciência Project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagão, Bahu, and Chame.

The Santa Isabel, Palmital, Marzagão, Ouro Fino and Chame and Bahu properties are included in property, plant and equipment. In November 2003, the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000. The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté Expansion Project, Catita and Camará. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price. If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $350,000 in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  As at December 31, 2007 the Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company is recognizing additional gains over the life of the mine as royalty obligation is reduced. During 2011 additional gains of $1.9 million (2010 - $1.8 million) were recognized relating to this property (Notes 8(a)(ii), 18).

26

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(b)	Turmalina:

The costs relate to the Satinoco property (Ore Body D) adjacent to the Turmalina plant and mine, not currently in commercial production. The property is subject to a royalty payable to a third party (Note 8 (a)(i)).

(c)	Caeté:

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camará, Roça Grande and Serra Paraiso –sulphide, Juca Vieira and Trindade. The Roça Grande and Pilar mines are included in property, plant and equipment.

(d)	Gurupi:

On December 2, 2009, the Company completed its acquisition of MCT from Companhia Nacional de Mineração, (“CNM”), a subsidiary of Kinross Gold Corporation (“Kinross”). Jaguar has a 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil. In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.

10.	Notes Payable:

			January 1,
	2011	2010	2010
Bank indebtedness (a)	$23,173	$31,373	$567
CVRD note (b)	7,968	7,968	11,125
4.5% convertible notes (c)	136,327	127,453	119,157
5.5% convertible notes (d)	83,987	-	-
Total notes payable	$251,455	$166,794	$130,849
Less: current portion	22,517	26,130	5,366
Long-term portion	$228,938	$140,664	$125,483

Fair value of notes payable	$223,750	$150,162	$146,196

Principal repayments over the next five years:
2012	$22,779
2013	9,045
2014	165,188
2015	187
2016	103,500
Total	$300,699
Less: unamortized discounts	49,244
	$251,455

27

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(a)	Bank indebtedness:

Bank indebtedness includes $7.1 million of notes payable secured by equipment. The notes bear interest at 4.5% to 6.4% and are repayable monthly or semi-annually over the life of the note. The notes have maturities ranging from August 2012 to August 2015. At December 31, 2010, bank indebtedness include $11.4 million of notes payable and a credit facility of R$273,000 ($164,000) secured by equipment, and bearing interest at 4.5% to TJLP (Brazilian government rate) plus 3.0% or 9.0%, repayable monthly or semi-annually over the life of the note or 36 months. The credit facility matured June 2011 and the notes mature August 2012 to August 2015. (January 1, 2010 credit facilities of R$987,000 ($567,000) secured by equipment, bearing interest at TJLP plus 1.9% to 3.0% (7.9% to 9%) payable monthly over the terms to maturity in December 2010 to June 2011.)

Bank indebtedness also includes $16 million of promissory notes secured by future gold sales payable at maturities from August 2012 to December 2012. The notes bear interest at 3.8% to 5.1%. (December 31, 2010 - $20 million maturing February 2011 to December 2011 at interest of 2.96% to 3.55%; January 1, 2010 - $nil.

(b)	CVRD note:

Relates to purchase of mineral rights for the Roça Grande property for $13.3 million.

The timing of these payments is dependent upon CVRD’s registration of the mineral rights transfer with the Departamento Nacional de Produção Mineral “DNPM”. During 2010 the Company paid $3.2 million (2009 - $1.1 million) relating to these mineral rights. The Company expects to execute the final transfer agreement and pay $2.3 million of the purchase price in 2012 and the remaining balance of $6.7 million in 2013.

The note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property. CVRD acquired iron mineral rights subject to approval from the DNPM, from the Company valued at $5 million during 2009. DNPM approval was obtained in June 2010 at which time the sale was recorded. In July 2010 the Company received $1.25 million and the balance of $3.75 million in July 2011. For the year ended December 31, 2010 the statement of operations includes a gain on disposition of property of $4.6 million (2011 - $nil) relating to the sale of iron ore rights.

28

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(c)	4.5% convertible notes:

During September 2009, the Company issued $165 million of 4.5% senior unsecured convertible notes.

Jaguar received net proceeds of approximately $159.1 million. The notes bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014. The notes have an initial conversion rate of 78.4314 Jaguar common shares per U.S.$1,000 principal amount of notes, representing an initial conversion price of approximately US$12.75 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company initially allocated $42.2 million of the net proceeds to conversion option component of the convertible notes since it is treated as a derivative liability and carried at fair value with changes in fair value recorded in the statements of operations and comprehensive income (loss) (see Note 6(b)(vii)). The remaining portion of the net proceeds of $116.9 million was allocated to the note component of the convertible notes issuance and the note component is measured at amortized cost using the effective interest method subsequent to the date of issuance.

(d)	5.5% convertible notes:

During February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes.

The Company received net proceeds of approximately $99.3 million. The notes bear interest at 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and mature on March 31, 2016. The notes have an initial conversion rate of 132.4723 Jaguar Mining Inc. common shares per U.S.$1,000 principal amount of notes, representing an initial conversion price of approximately U.S.$7.55 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. The Company will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company initially allocated $18.9 million of the net proceeds to the conversion option component of the convertible notes since it is treated as a derivative liability and carried at fair value with changes in fair value recorded in the statements of operations and comprehensive income (loss) (see Note 6(b)(vii)). The remaining portion of the net proceeds of $80.4 million was allocated to the note component of the convertible notes issuance and the note component is measured at amortized cost using the effective interest method subsequent to the date of issuance.

29

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

11.	Reclamation Provisions:

		2011		2010
Balance, beginning of year		$20,127		$10,518
Increase (decrease) in reclamation obligations
Sabará (a)	$194		$410
Turmalina (b)	(1,476)		1,274
Paciência (c)	49		534
Caeté (d)	(628)	(1,861)	6,535	8,753
Reclamation expenditures		(556)		(1,662)
Accretion expense		2,454		1,517
Foreign exchange		(2,587)		1,001
Balance, end of year		17,577		20,127
Less: current portion		2,082		2,167
Long-term portion		$15,495		$17,960

The estimated future cash flows have been discounted using a rate of 11% to 12% and the inflation rate used to determine future expected cost ranges is 4.0% to 5.5% per annum.

The reclamation provisions relate to the following:

(a)	Sabará:

The Company expects to spend approximately $1.61 million between 2012 and 2018 to reclaim land that has been disturbed as a result of mining activity.

(b)	Turmalina:

The Company expects to spend approximately $8.31 million between 2012 and 2026 to reclaim land that has been disturbed as a result of the mining activity.

(c)	Paciência:

The Company expects to spend approximately $7.21million between 2012 and 2026 to reclaim land that has been disturbed as a result of the mining activity.

(d)	Caeté:

The Company expects to spend approximately $9.81 million between 2012 and 2026 to reclaim land that has been disturbed as a result of mining activity.

1 These figures have not been discounted or adjusted for inflation.

30

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

12.	Other Provisions:

	2011	2010
Balance, beginning of year	$2,621	$1,546
Additions	2,811	1,301
Reductions	(722)	(261)
Foreign exchange	(363)	35
Balance, end of year	$4,347	$2,621

In the ordinary course of operations, lawsuits have been filed against the Company. In the opinion of management, the outcome of the lawsuits now pending will involve amounts that would not have a material adverse effect on the Company. However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.

13.	Income Taxes:

(a)	Income tax expense:

The following table shows the components of current and deferred tax expense:

	2011	2010

Current tax expense
Current	$3,450	$1,616

Deferred tax expense
Origination and reversal of temporary differences	7,850	(256)
Recognition of previously unrecognized temporary differences	(506)	-
Change in unrecognized deductible timing differences	1,099	-
	8,443	(256)
Total income tax expense	$11,893	$1,360

31

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(b)	Tax rate reconciliation:

The provision for income taxes differs from that which would be expected by applying the combined Canadian federal and provincial statutory income tax rate to income before income taxes. A reconciliation of the difference is as follows:

	2011	2010

Income (loss) before income taxes	$(53,730)	$23,537
Combined federal and provincial income tax rate	28.25%	31.00%
Expected income tax expense	(15,179)	7,296

Increase (decrease) in tax expense resulting from:
Foreign exchange	13,065	(4,112)
Change in benefit of non-capital losses not recognized	(2,575)	9,317
Change in benefit of other temporary differences not recognized	2,305	(929)
Difference in foreign tax rates and future enacted tax rates	1,898	(2,623)
Adjustment to prior year non-capital losses	(1,226)	-
Other non-deductible(taxable) expense	11,772	(8,978)
Withholding tax on inter-company interest	1,833	1,389
Income tax expense	$11,893	$1,360

(c)	Deferred tax assets:

Deferred tax assets have not been recognized in respect of the following temporary differences:

	2011	2010

Deductible temporary differences	$53,831	$55,738
Tax losses	$94,044	$97,015

(d)	Tax losses:

The tax losses not recognized expire as per the amounts and years noted below. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from.

32

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

The following table summarizes the Company's non-capital losses that can be applied against future taxable profit:

(i)	Canada:

Canada	Expiry	Amount
	Date
	2014	$3,732
	2015	5,643
	2026	1,596
	2027	5,978
	2028	1,945
	2029	19,567
	2030	8,298
	2031	19,838
		$66,597

(ii)	Brazil:

The Company has non-capital losses of $63.7 million (R$119.5 million) which can be carried forward indefinitely, however only 30% of the taxable income in one year can be applied against the loss carry-forward balance.

(e)	Movement in net deferred tax liabilities:

	2011	2010

Balance, beginning of year	$(215)	$(450)
Recognized in profit and loss	(8,443)	255
Other	23	(20)
Balance, end of year	$(8,635)	$(215)

33

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(f)	Recognized deferred tax assets and liabilities:

The following table summarizes the types of recognized deferred tax assets and liabilities:

	December 31,	December 31,	January 1,
	2011	2010	2010

Deferred tax assets

Non-capital losses	$12,329	$2,114	$195
Property, plant and equipment	-	6,682	3,311
Amounts not deductible until paid	5,040	3,889	2,688
Inventory	1,656	-	376
Unrealized foreign exchange loss	1,669	-	-
	$20,694	$12,685	$6,570
Deferred tax liabilities

Inventory	-	(131)	-
Unrealized foreign exchange gain	(875)	(12,511)	(7,020)
Property, plant and Equipment	(27,333)	(258)	-
Deferred revenue	(1,121)	-	-

Deferred tax liabilities - net	$(8,635)	$(215)	$(450)

14.	Capital Stock:

(a)	Common shares:

The Company is authorized to issue an unlimited number of common shares. All issued shares are fully paid and have no par value.

(b)	Stock options:

Under the Jaguar Stock Option Plan (the “Plan”), the Company may grant options to directors, officers, employees and consultants of the Company and its subsidiaries. The maximum number of Company shares that have been reserved under this plan is 10,500,000.

34

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Common Share Options	Number	Weighted Average Exercise Price Cdn.
Balance, January 1, 2010	4,596,500	$6.76
Options exercised	(659,000)	4.54
Options expired upon termination	(160,000)	9.35
Balance, December 31, 2010	3,777,500	$7.03
Issued during the year	880,000	6.28
Options exercised	(36,000)	4.62
Options expired upon termination	(41,500)	6.48
Options expired	(575,000)	5.42
Balance, December 31, 2011	4,005,000	$7.13

The weighted average share price for the options exercised during the year was $6.18 (2010 – $9.81)

Exercise Price		Outstanding December 31, 2011	Weighted Average Remaining Life in Years	Number Exercisable
$6.40	Cdn.	810,000	0.37	810,000
$5.94	Cdn.	940,000	0.22	940,000
$6.48	Cdn.	285,000	0.69	285,000
$9.54	Cdn.	1,090,000	0.93	1,090,000
$6.28	Cdn.	880,000	4.71	880,000
		4,005,000		4,005,000

Exercise Price		Outstanding December 31, 2010	Weighted Average Remaining Life in Years	Number Exercisable
$4.41	Cdn.	25,000	0.50	25,000
$4.62	Cdn.	36,000	0.67	36,000
$5.47	Cdn.	550,000	0.36	550,000
$5.94	Cdn.	940,000	1.22	940,000
$6.40	Cdn.	810,000	0.92	810,000
$6.48	Cdn.	326,500	1.69	326,500
$9.54	Cdn.	1,090,000	1.93	1,090,000
		3,777,500		3,777,500

Stock compensation expense of $211,000 is included in stock-based compensation for the year ended December 31, 2010.

During September 2011, the Company issued 880,000 options to directors and officers at a strike price of Cdn.$6.28. The options vest immediately and expire September 15, 2016. Included in stock compensation expense for the year ended December 31, 2011 is $2.8 million related to these options.

35

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

The fair value of the options granted were estimated at the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2011		2010
Risk-free interest rate	1.19% -	1.42%	-
Expected dividend yield		0%	-
Expected share price volatility	67% -	70%	-
Expected life of the option in years	3.75 -	4.6	-
Weighted average grant date fair value of shares	Cdn.	$6.28	-

15.	Long-Term Incentive Plans:

The Company has three long-term incentive plans for directors, senior officers, employees and consultants of the Company.

(a)	Deferred Share Units:

A Deferred Share Unit (“DSU”) Plan was established which allows the Company to grant its directors performance awards. DSUs are fully vested on issuance with eventual settlement in cash on resignation.

The January 1, 2010 liability included in deferred compensation liabilities for the DSU Plan is $2.0 million. The intrinsic value of the DSU liability is equal to its fair value and carrying value for the years ended presented below:

Deferred Stock Units	2011	2010
Units outstanding, beginning of period	221,228	174,560
Units granted	14,600	46,668
Balance outstanding, end of period	235,828	221,228

Liability included in deferred compensation liabilities in the consolidated balance sheets	$1,460	$1,518

Expense recorded in the consolidated statements of operations and comprehensive income (loss)
Stock-based compensation recovery	$(38)	$(526)
Foreign exchange loss (gain)	(20)	60
	$(58)	$(466)

(b)	Restricted Stock Units:

A Restricted Stock Unit (“RSU”) Plan was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company. RSUs call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date established generally at the time of grant. The January 1, 2010 liability included in deferred compensation liabilities for the RSU Plan is $2.2 million. The intrinsic value of the RSU liability is equal to its carrying value and fair value for the years ended presented below:

36

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Restricted Stock Units	2011	2010
Units outstanding, beginning of period	804,125	675,900
Units granted	194,300	251,425
Units vested upon termination	(46,550)	(84,700)
Units vested upon time vesting	(263,600)	(4,200)
Units cancelled	(33,700)	(34,300)
Balance outstanding, end of period	654,575	804,125

Liability included in deferred compensation liabilities in the consolidated balance sheets
Current portion	$1,539	$1,348
Long-term portion	629	1,399
	$2,168	$2,747

Expense recorded in the consolidated statements of operations and comprehensive income (loss)
Production costs	$347	$413
Stock-based compensation expense - cash	1,911	546
Stock-based compensation expense (recovery)	(950)	300
Foreign exchange loss (gain)	(64)	111
	$1,244	$1,370

Expense deferred and included in mineral exploration projects in the consolidated balance sheets	$179	$28

(c)	Stock Appreciation Rights:

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company. SARs call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.

SARs vest such that one-third will vest upon issuance, one third will vest one year after grant, and one- third will vest two years after grant. SAR participants are permitted to select a pre-determined price at which the SARs would be paid an amount equal to the difference between the market price at the date of grant and the pre-determined price upon both the pre-determined price being attained and the vesting of the SAR. If no pre-determined price is selected by the participant or if the pre-determined price is not attained before the three year period, the payout amount will be the increase in price of the Company’s common stock from the grant date to the expiry date. The January 1, 2010 liability included in deferred compensation liabilities for the SAR plan is $4.7 million. The intrinsic value of the SAR liability as at January 1, 2010 is $4.3 million.

37

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Stock Appreciation Rights	2011	2010
Units outstanding, beginning of period	1,806,769	951,669
Units granted	145,000	855,100
Units exercised	(308,335)	-
Balance outstanding, end of period	1,643,434	1,806,769

Liability included in deferred compensation liabilities in the consolidated balance sheets
Current portion	$1,414	$1,088
Long-term portion	181	1,912
	$1,595	$3,000

Total fair value of liability	$406	$1,819

Expense recorded in the consolidated statements of operations and comprehensive income (loss)
Stock-based compensation expense - cash	$655	$-
Stock-based compensation expense (recovery) - non-cash	(1,406)	(1,711)
	$(751)	$(1,711)

On November 11, 2011, the board authorized the grant of 250,000 SARs with a reference price of Cdn. $5.78 to the Chief Operating Officer upon the commencement of employment in January 2012. The SARs were issued upon his employment.

The fair value of the SAR liability is estimated at the reporting date using the Black-Scholes option-pricing model with the following assumptions:

	2011		2010
Risk-free interest rate	1.19% -	1.42%	-
Expected dividend yield		0%	-
Expected share price volatility	67% -	70%	-
Expected life of the option in years	3.75 -	4.6	-
Weighted average grant date fair value of shares	Cdn.	$ 6.28	-

The expected life of the SAR is estimated as the mid-point between the expiry and vesting dates of each SAR granted. In cases where the right is outstanding past the mid-point between the expiry and vesting dates, the mid-point between the measurement date and the expiry date is used unless circumstances at the measurement date indicate an alternate date is more appropriate.

38

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

16.	Basic and Diluted Earnings per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	2011	2010
Numerator
Net income (loss) for the period	$(65,623)	$22,177

Denominator
Weighted average number of common shares outstanding-basic	84,387	84,153
Dilutive effect of options	-	979
Weighted average number of common shares outstanding-diluted	84,387	85,132

Basic earnings (loss) per share	$(0.78)	$0.26
Diluted earnings (loss) per share	$(0.78)	$0.26

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive.

Options and convertible notes considered anti-dilutive	2011	2010
(in thousands)
Options	-	3,208
Convertible notes (Note 10)	25,147	12,941
	25,147	16,149

17.	Related Party Transactions:

(a)	Transactions with subsidiaries:

The Company has transferred funds to its subsidiaries MSOL, MTL and MCT in the form of loans at a rate of three-month LIBOR plus 4% and export loans at a rate of six-month LIBOR plus 4%. Loans and interest have been eliminated upon consolidation.

During the year the Company received dividends and a repayment of capital from its subsidiary MTL. During 2010 and 2011 the Company received interest and loan repayments from its subsidiary MSOL. These transactions were eliminated upon consolidation.

39

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(b)	Transactions with joint venture:

The Company is engaged in gold exploration at a Greenfield site (Pedra Branca Project) in the State of Ceará in northeastern Brazil covering 87,000 acres through a joint venture with Xstrata.

On March 7 2012, Jaguar executed a binding Memorandum of Understanding (“MOU”) with Xstrata to acquire the remaining 40% interest in the Pedra Branca Project.  The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% controlled by Jaguar.  In accordance with the terms of the MOU, Jaguar committed to (a) a staged cash consideration in the amount of $400,000; (b) a NSR of 1.00% (one percent) payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the MOU) discovered.  Upon such discovery, Xstrata may elect to form a new company owned 30% by MSOL and 70% by Xstrata, by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

(c)	Transactions with directors and key management:

The Company transacts with key individuals from management and with its directors who have authority and responsibility to plan, direct and control the activities of the Company. The nature of these dealings were in the form of payments for services rendered in their capacity as director (director fees, including share-based payments) and as employees of the Company (salaries, benefits and share-based payments).

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Secretary, Vice President of Exploration and Engineering, and Vice President of Corporate Management.

During 2011 and 2010, remuneration to directors and key management personnel were as follows:

(i)	Compensation of Directors

Compensation of the directors comprised:

	2011	2010
Fees earned and other compensation	$480	$259
Share-based compensation	1,134	(389)
	$1,614	$(130)

Fees earned and other compensation paid represents fees paid to the non-executive chairman and the non-executive directors during the financial year.

A portion of the directors' compensation is settled with the Company's share-based plans (The Jaguar Stock Option Plan, Deferred Stock Unit Plan and Stock Appreciation Right Plan) according to the election of the directors (Notes 14(b) and 15).

40

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(ii)	Compensation of Key Management Personnel

Compensation of key management personnel comprised:

	2011	2010
Fees earned and other compensation	$2,748	$2,524
Termination benefits	3,715	-
Post-employment benefits	19	24
Share-based compensation	933	(1,634)
	$7,415	$914

Share-based compensation includes the recognized cost to the Company of senior management's participation in share-based payments plans, as measured by the fair value of options, RSUs and SARs granted, accounted for in accordance with IFRS 2 "Share-based Payments" (Notes 14(b), 15).

(d)	Other Related Party Transactions:

(i)	The Company incurred management fees from IMS Engenharia Mineral Ltda. ("IMSE"), a company owned by two former officers of the Company, under a service agreement with IMSE to render senior management services. The fees are included in management fees in the Statements of Operations and Comprehensive Income (Loss). The agreement was terminated on December 31, 2011. On January 1, 2012 and February 1, 2012, the Company entered into new consulting agreements with the former officers with respective terms of twelve months.

	Years Ended December 31,
	2011	2010
Management fees	$3,016	$1,131

(ii)	The Company incurred and recovered the following expenditures under cost-sharing arrangements with Brazilian Resources Inc. (“BZI”), a corporate shareholder:

	Years Ended December 31,
	2011	2010
Occupancy costs	$180	$180
Rental income	$(123)	$(29)
Consulting fees and administrative charges	$377	$140
Consulting revenue	$(39)	$(29)

As at December 31, 2011, prepaid expenses and sundry assets included $40,000 recoverable from BZI relating to consulting fees (December 31, 2010 - $70,000 relating to leasehold improvements of administrative offices paid by the Company), and $55,000 due from BZI relating to rental income for administrative offices in Belo Horizente (December 31, 2010 - $29,000).

41

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

(iii)	The occupancy costs, consulting fees and administrative service fees are included in the statements of operations and comprehensive income (loss). As at December 31, 2011, prepaid expenses and sundry assets include $14,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) (December 31, 2010 - $16,000) relating to rental of temporarily idle equipment and the use of administrative offices in 2008. PCO is controlled by IMS Empreendimentos Ltda. (“IMS”), a founding shareholder of the Company.

(iv)	On September 26, 2011, BZI and IMS agreed to convert obligations under the net smelter royalty agreement with Prometálica Mineração Ltda. (“PML”) into an obligation to pay a principal payment amount of $1.2 million payable in three annual installments commencing December 2011. The primary shareholders of PML are BZI and IMS. BZI and IMS are each committed to pay 50% of the obligations under this settlement agreement. Interest at a rate of 4% per annum will also be paid with each principal installment. As at December 31, 2011, BZI had not paid the first installment of $204,000 due on December 31, 2011. Subsequent to the year end, the payment was received from BZI. As at December 31, 2011, prepaid and sundry assets included $600,000 current and $350,000 long term receivables relating to this agreement (December 31, 2010 net smelter royalty - $1.0 million).

(v)	The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the Company of R$386,000 ($206,000). As at December 31, 2011, prepaid expenses and sundry assets included $206,000 receivable from BW Mineração, a wholly-owned subsidiary of BZI (December 31, 2010 - $227,000.)

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

18.	Supplemental Cash Flow Information:

Non-cash financing and investing activities	2011	2010
Transfer of Zone C in exchange for forgiveness of royalties payable	$1,898	$1,765

Equipment purchased on issuing note payable (Note 10)	$-	$505

Cash and cash equivalents:

Cash and cash equivalents include R$98.2 million ($52.3 million) in bank certificates of deposit (December 31, 2010 - R$18.8 million ($11.3 million)) and $1.0 million in term deposits (December 31, 2010 – $1.0 million).

19.	Capital Disclosures:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties, and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or

42

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

maintain our capital structure, the Company may adjust the amount of long-term debt, enter into new credit facilities or issue new equity.

The capital structure of the Company consists of notes payable (Note 10) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

20.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments.

Commitments as at December 31, 2011	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$34,922	$-	$-	$-	$34,922
Notes payable
Principal	22,779	174,233	103,687	-	300,699
Interest	13,732	30,033	8,559	-	52,324
	$71,433	$204,266	$112,246	$-	$387,945
Other Commitments
Income taxes payable	$18,953	$-	$-	$-	$18,953
Other provisions	4,347	-	-	-	4,347
Other liabilities	1,475	339	-	-	1,814
Operating lease agreements	192	-	-	-	192
Management agreements
Operations (a)	30	-	-	-	30
Suppliers' agreements
Mine operations (b)	2,474	-	-	-	2,474
Drilling (c)	1,161	-	-	-	1,161
Reclamation provisions (d)	2,197	4,481	5,344	14,899	26,921
	$30,829	$4,820	$5,344	$14,899	$55,892
Total	$102,262	$209,086	$117,590	$14,899	$443,837

43

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Commitments as at December 31, 2010	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$25,232	$-	$-	$-	$25,232
Notes payable
Principal	26,391	13,622	165,375	-	205,388
Interest	9,355	15,499	7,462	-	32,316
	$60,978	$29,121	$172,837	$-	$262,936
Other Commitments
Income taxes payable	$16,677	$-	$-	$-	$16,677
Other provisions	2,621	-	-	-	2,621
Other liabilities	704	497	-	-	1,201
Operating lease agreements	201	-	-	-	201
Management agreement
Operations (a)	595	-	-	-	595
Suppliers' agreements
Mine operations (b)	541	-	-	-	541
Drilling (c)	450	-	-	-	450
Reclamation provisions (d)	2,335	1,506	1,649	30,970	36,460
	$24,124	$2,003	$1,649	$30,970	$58,746
Total	$85,102	$31,124	$174,486	$30,970	$321,682

(a)	The IMS management agreement was terminated on December 31, 2011. The terms of the termination agreement provided for a payment of $30,000 in January 2012 for services performed subsequent to the year end and termination benefits of $2.2 million which are included in accounts payable and accrued liabilities as at December 31, 2011. Subsequent to December 31, 2011, the Company entered into separate consulting agreements with the principals of IMS committing the Company to payments of an additional $230,000 due in 2012 and $10,000 due in 2013. (See Note 17(d)(i))

(b)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the commitments table represents the amount due within 30 days.

(c)	The Company has the right to cancel the drilling contracts with 30 to 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 to 60 days.

(d)	The reclamation provisions are not adjusted for inflation and are not discounted.

21.	Explanation of the Transition to IFRS:

The Company adopted IFRS effective January 1, 2011. Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s consolidated financial statements for the year ended December 31, 2011 are the first annual consolidated financial statements prepared in accordance with IFRS. Accordingly, the Company has made an unreserved statement of compliance with IFRS (Note 2).

44

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

The accounting policies set out in Note 3 have been applied in preparing these consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010, and in the preparation of the opening IFRS consolidated balance sheet as at January 1, 2010 (“Transition Date”).

The Company has applied IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) in preparing these consolidated financial statements. IFRS 1 requires the retrospective application of all effective IFRS as of the Reporting Date (December 31, 2011). Accordingly, the final reported opening balance sheet and consolidated financial statements for 2010 and 2011 may differ from these financial statements. IFRS 1 also provides for certain optional exemptions and mandatory exceptions from the full retrospective application of IFRS for first time IFRS adopters. The optional exemptions and relevant mandatory exceptions applied by the Company are described below.

(a)	IFRS exemptions elected by the Company:

(i)	Leases:

The Company has elected under IFRS 1 not to reassess whether an arrangement contains a lease under IFRIC 4 Determining Whether an Arrangement Contains a Lease for contracts that were assessed under previous Canadian GAAP. Arrangements entered into by the Company before the January 1, 2005 application date of EIC 150, Determining whether an Arrangement contains a Lease, that have not subsequently been assessed under EIC 150, were assessed under IFRIC 4, and no additional leases were identified.

(ii)	Borrowing costs:

The Company may apply the transitional provisions of IAS 23 Borrowing Costs from the later of January 1, 2009 or Transition Date. This optional exemption applies to all qualifying assets measured at cost. Alternatively, the Company may elect IAS 23 from an earlier date and capitalize borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after that date. The Company has chosen January 1, 2010 as the commencement date for capitalization.

(iii)	Business combinations:

The Company may elect under IFRS 1 to retrospectively apply IFRS 3 Business Combinations or to not restate business combinations prior to a selected date chosen by the Company. The Company has applied the business combination exemption in IFRS 1. Hence, it has not restated any business combinations that took place prior to January 1, 2010.

(iv)	Compound financial instruments:

IFRS 1 provides relief from full retrospective application of IAS 32 on compound financial instruments. Hence, the Company may elect to retrospectively restate only those compound financial instruments whereby the liability component is outstanding at the date of transition. The Company has elected to apply this IFRS 1 exemption.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment:

The Company recognizes a decommissioning liability to reclaim land that has been disturbed as a result of mining activities. IFRS 1 provides the Company with an option to apply the guidance in IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities prospectively to

45

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

changes in such liabilities occurring after the transition date to IFRS. The Company has elected to apply this IFRS 1 exemption.

(vi)	Designation of previously recognized financial instruments:

The Company is permitted to designate certain financial assets or financial instruments as FVTPL at the transition date. The Company has elected not to reclassify any financial assets or financial liabilities on transition to IFRS.

(vii)	Fair value or revaluation as deemed cost:

The deemed cost optional exemption provides the Company with the option to measure property, plant and equipment at the transition date based on fair value or a revalued amount. This election is available on an asset-by-asset basis. The Company has not elected to apply this exemption.

(viii)	Share-based payments:

IFRS 1 provides an option to apply IFRS 2 Share-based Payment retrospectively to awards that are otherwise exempt from the retrospective application of IFRS 2 for first-time adopters of IFRS. These exempt awards are equity instruments granted on or before November 7, 2002 and equity instruments granted after November 7, 2002 that have not vested by the transition date. The Company has not taken this optional election and will apply IFRS 2 only to all equity instruments that were granted after November 7, 2002, but were not vested as of January 1, 2010.

The remaining optional exemptions are not applicable to the Company.

(b)	IFRS exceptions followed by the Company:

The Company applied the following mandatory exceptions from retrospective application.

(i)	Estimates:

Estimates under IFRS at January 1, 2010 must reflect the conditions at that date and be consistent with estimates made for the same date under Canadian GAAP. They cannot reflect conditions that arose after the transition date.

(ii)	Hedge accounting:

Hedge accounting may be applied from the transition under IFRS only to hedging relationships that meet the requirements for hedge accounting at that date. The Company has not applied hedge accounting to its foreign exchange hedging relationships.

The other mandatory exceptions in IFRS 1 are not applicable to the Company.

(c)	Reconciliations between IFRS and Canadian GAAP:

In preparing the Company’s opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial statements, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

46

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Reconciliation of Equity

		January 1, 2010			December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Assets
Current assets:
Cash and cash equivalents		$121,256	$-	$121,256	$39,223	$-	$39,223
Inventory		36,986	-	36,986	31,495	-	31,495
Prepaid expenses and sundry assets		19,050	-	19,050	24,523	-	24,523
Derivatives		1,280	-	1,280	168	-	168
		178,572	-	178,572	95,409	-	95,409
Non-current assets:
Prepaid expenses and sundry assets		35,837	-	35,837	48,582	-	48,582
Net smelter royalty		1,006	-	1,006	1,006	-	1,006
Restricted cash		108	-	108	908	-	908
Property, plant and equipment	b,d	205,329	57,419	262,748	343,363	5,452	348,815
Mineral exploration projects	d,e	129,743	(67,507)	62,236	90,008	(15,350)	74,658

		$550,595	$(10,088)	$540,507	$579,276	$(9,898)	$569,378

47

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Reconciliation of Equity (continued)

		January 1, 2010			December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$21,346	$-	$21,346	$25,232	$-	$25,232
Notes payable	a	5,366	-	5,366	26,130	-	26,130
Income taxes payable		15,641	-	15,641	16,677	-	16,677
Reclamation provisions	b	510	-	510	2,167	-	2,167
Other provisions		1,546	-	1,546	2,621	-	2,621
Deferred compensation liability		-	-	-	2,436	-	2,436
Other liabilities		-	-	-	704	-	704
Derivatives		-	-	-	-	-	-
		44,409	-	44,409	75,967	-	75,967
Non-current liabilities:
Notes payable	a	126,784	(1,301)	125,483	141,766	(1,102)	140,664
Option component of convertible notes	a	-	75,356	75,356	-	28,776	28,776
Deferred income taxes	e	11,821	(11,371)	450	12,558	(12,343)	215
Reclamation provisions	b	12,331	(2,323)	10,008	19,462	(1,502)	17,960
Deferred compensation liability	c	8,616	260	8,876	3,816	1,013	4,829
Other liabilities		738	-	738	497	-	497
Total liabilities		204,699	60,621	265,320	254,066	14,842	268,908

Shareholders' equity
Common shares		365,667	-	365,667	369,747	-	369,747
Stock options	c	14,762	-	14,762	13,054	-	13,054
Contributed surplus	a	42,028	(40,861)	1,167	42,762	(40,861)	1,901
Deficit	f	(76,561)	(29,848)	(106,409)	(100,353)	16,121	(84,232)
		345,896	(70,709)	275,187	325,210	(24,740)	300,470

		$550,595	$(10,088)	$540,507	$579,276	$(9,898)	$569,378

48

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Reconciliation of Comprehensive Income (Loss)

		Year ended December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Gold sales		$170,788	$-	$170,788
Production costs		(119,124)	-	(119,124)
Stock-based compensation		(482)	-	(482)
Depletion and amortization	b	(38,762)	185	(38,577)
Gross profit		12,420	185	12,605

Operating expenses:
Exploration		3,553	-	3,553
Stock-based compensation	c	(2,053)	753	(1,300)
Administration		20,600	-	20,600
Management fees		1,131	-	1,131
Amortization		560	-	560
Accretion	b	1,697	(1,697)	-
Other		5,051	-	5,051
Total operating expenses		30,539	(944)	29,595

Income (loss) before the following		(18,119)	1,129	(16,990)

Loss (gain) on derivatives		(705)	-	(705)
Loss (gain) on conversion option embedded in convertible debt	a	-	(46,580)	(46,580)
Foreign exchange loss (gain)	b,e	(1,697)	453	(1,244)
Accretion expense	b	-	1,517	1,517
Interest expense	a	16,638	198	16,836
Interest income		(3,870)	-	(3,870)
Gain on disposition of property		(6,794)	-	(6,794)
Write-down on Sabara property		313	-	313
Total other expenses (income)		3,885	(44,412)	(40,527)

Income (loss) before income taxes		(22,004)	45,541	23,537
Income taxes
Current income taxes		1,616	-	1,616
Deferred income taxes (recovered)	e	172	(428)	(256)
Total income taxes		1,788	(428)	1,360

Net income (loss) and comprehensive income (loss)		$(23,792)	$45,969	$22,177

49

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Notes to reconciliations:

a.	The convertible portion of the 4.5% convertible notes payable previously reported as equity for Canadian GAAP is required to be presented as a liability under IAS 39 Financial Instruments: Recognition and Measurement because it is a derivative on the Company’s common shares that may be settled net in cash or another financial instrument, or in a variable number of the Company’s own shares equal to the net cash value. Subsequent to the initial measurement, this derivative is measured at fair value with all gains and losses from changes in fair value recognized immediately in earnings.

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	December 31, 2010
Decrease in notes payable	$(1,301)	$(1,102)
Increase in option component of convertible notes	75,356	28,776
Decrease in contributed surplus	(40,861)	(40,861)
Increase (decrease) in deficit	$33,194	$(13,187)

Year ended
Consolidated Comprehensive Income (Loss)	December 31, 2010
Decrease in fair value adjustment on option component of convertible notes	$(46,580)
Increase in interest expense	198
Decrease in comprehensive income (loss)	$(46,382)

b.	Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an obligation to restore certain land and sites for the effect of the Company’s mining operations is measured using the cost of internal resources and a discount rate that reflects the liability’s specific risks, which can be achieved by adjusting either the cash flows or the discount rate. Under previous Canadian GAAP, this amount is determined by the cost of third party resources and requires the use of a credit-adjusted risk-free rate. The effect of this change in accounting policy and the application of the IFRS 1 optional exemption was as follows:

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	December 31, 2010
Decrease in reclamation provisions	$(2,323)	$(1,502)
Decrease in property, plant and equipment	1,758	1,568
Decrease in deferred income taxes	(79)	-183
Decrease in deficit	$(644)	$(117)

50

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Year ended
Consolidated Comprehensive Income (Loss)	December 31, 2010
Decrease in depletion and amortization	$(185)
Decrease in accretion expense	(180)
Decrease in foreign exchange gain	997
Related tax effect	(100)
Increase in comprehensive income (loss)	$532

c.	An estimate of forfeitures is required under IFRS 2 Share-based Payment to be considered in the measurement of the grant date fair value. Under previous Canadian GAAP, forfeitures were not considered. The impact of this difference on the Company’s RSU plan is a $124 reduction in deferred compensation liability as at January 1, 2010 $168 as at December 31, 2010).

The Company has a SAR plan that was amended to vest in different tranches. IFRS 2 requires these tranches to be valued separately at fair value, whereas under previous Canadian GAAP, they were valued in aggregate at intrinsic value. The impact of this difference is a $384 increase in deferred compensation liability at January 1, 2010 (increase of $1,181 as at December 31, 2010).

No transition differences were identified for the Company’s DSU plan or Stock Option Plan.

The aggregate impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	December 31, 2010
Increase in deferred compensation liabilities	$260	$1,013
Increase in deficit	$260	$1,013

Year ended
Consolidated Comprehensive Income (Loss)	December 31, 2010
Increase in stock-based compensation	$753
Increase in comprehensive income (loss)	$753

d.	Under Canadian GAAP, the Company classified all brown field costs and development costs prior to commercial production as a separate line on the balance sheets called mineral exploration projects.

Under IFRS, a mining property will be transferred to mining properties in property, plant and equipment when feasibility studies are completed and there has been a decision to develop the property, which is at an earlier stage than under Canadian GAAP.

51

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	December 31, 2010
Increase in property, plant and equipment	$59,177	$7,020
Decrease in mineral exploration projects	(59,177)	(7,020)
Increase in deficit	$-	$-

e.	Under Canadian GAAP, the Company recognized a deferred income tax liability on temporary differences arising on the initial recognition of an asset (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit or loss nor taxable profit or loss. Under IFRS, deferred income taxes on such transactions are not recognized. As of January 1, 2010, the Company has derecognized the impacts of the deferred income tax liabilities which had previously been recognized on the initial acquisition of the Gurupi project and the Rio De Peixe property. The effect of this change, as a result of the transition to IFRS, is a decrease in mineral exploration projects of $8,330, and adjustments to deficit as described below for foreign exchange.

Under IFRS, a deferred income tax liability (asset) is recognized for exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates for tax purposes. Under Canadian GAAP, the above temporary difference is not recognized.

Under IFRS, all deferred income taxes are classified as non-current, irrespective of the classification of the underlying assets or liabilities to which they relate, or the expected reversal of the temporary difference.

The aggregate impact arising from the changes are summarized as follows:

Deferred income taxes	Note	January 1, 2010	December 31, 2010
Reclamation provision	b	$(79)	$(183)
Derecognition of deferred income taxes on asset acquisition	e	(7,971)	(8,362)
Functional currency adjustment	e	(3,321)	(3,798)
Decrease in deferred income taxes		$(11,371)	$(12,343)

Consolidated Balance Sheet	January 1, 2010	December 31, 2010
Foreign exchange adjustments	$(12)	$(403)
Rio De Peixe property adjustment	371	371
Functional currency adjustment	(3,321)	(3,798)
Decrease in deficit	$(2,962)	$(3,830)

52

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

Year ended
Consolidated Comprehensive Income (Loss)	December 31, 2010
Decrease (increase) in foreign exchange gain	$(544)
Increase (decrease) in deferred income tax	(428)
Increase (decrease) in comprehensive income (loss)	$(972)

f.	The above changes increased (decreased) deficit (each net of related taxes) as follows:

Consolidated Balance Sheet	Note	January 1, 2010	December 31, 2010
Financial instruments	a	$33,194	$(13,187)
Reclamation provision	b	(644)	(117)
Stock-based compensation	c	260	1,013
Deferred income tax liability	e	(2,962)	(3,830)
Increase (decrease) in deficit		$29,848	$(16,121)

(d)	Statements of cash flows:

The IFRS transition adjustments noted above did not have a material impact on the presentation of the Company’s statements of cash flows.

Finance expense paid has been classified as a financing activity; these were classified as operating activities under Canadian GAAP.

There were no other material differences between the cash flow statements presented under IFRS and the cash flow statements presented under Canadian GAAP for the year ended December 31, 2010.

22.	Subsequent Events:

Rights Plan:

On March 21, 2012, the Board adopted a shareholder rights plan (“Shareholder Rights Plan”). The Shareholder Rights Plan is intended to: (a) ensure, to the extent possible, that all holders of common shares and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares; (b) provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any such unsolicited take-over bid; (c) provide the Board with adequate time to continue to identify, solicit, develop and negotiate value-enhancing transactions, as considered appropriate, as part of the Strategic Review Process; (d) encourage the fair treatment of Jaguar's security-holders in connection with any unsolicited take-over bid made for its common shares; and (e) generally assist the Board in enhancing shareholder value. The rights issued under the Shareholder Rights Plan will become exercisable if a person, together with its affiliates, associates and joint actors (all as defined in the Shareholder Rights Plan), acquires or announces an intention to acquire beneficial ownership of Common Shares which, when aggregated with its current holdings, total 20% or more of the Company's outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board. In the event that the rights become exercisable, the rights will entitle shareholders, other than the acquiring person and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the Company's common shares at that time.

53

Jaguar Mining Inc.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2011 and 2010

23.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.

54